Dominari Holdings Inc.

725 5th Avenue, 22nd Floor

New York, NY 10022

April 28, 2025

VIA EDGAR

John Dana Brown

Division of Corporation Finance

Office of Crypto Assets
U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Dominari Holdings Inc.
Registration Statement on Form S-3 Filed April 21, 2025
File No. 333-286648

Dear John Dana Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dominari Holdings Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on April 28, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Anthony Hayes
Anthony Hayes
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP